KWESST Micro Systems Announces Fiscal 2023 Financial Results

Ottawa, Ontario--(Newsfile Corp. - January 18, 2024) - KWESST Micro Systems Inc. (TSXV: KWE) (TSXV: KWE.WT.U) (NASDAQ: KWE) (NASDAQ: KWESW) ("KWESST" or the "Company") is pleased to announce the highlights of its fiscal 2023 year-end results. This announcement is a summary only and should be read in conjunction with KWESST's audited consolidated financial statements, related management discussion and analysis, and Form 20-F for the year ended September 30, 2023 ("Fiscal 2023 FS"). Fiscal 2023 FS have been be filed on SEDAR and will be filed on EDGAR in due course.

For Fiscal 2023, KWESST's total revenue increased by $0.5 million in the year compared to Fiscal 2022, driven mainly by $0.4 million generated from the Company's digitization business line and $0.1 million from its non-lethal business line (driven from sale of ARWEN products); an increase of 71% compared to Fiscal 2022. KWESST's operating loss increased by 20% due mainly to increased G&A expenses offset partially by reduced S&M and R&D expenses.

KWESST Fiscal 2023 performance reflects the Company's strategy of focused investments its key areas: securing large defense contracts, and the commercialization of its line of Non-Lethal Munition Systems including the PARA OPS next generation non-lethal system, and a new ARWEN 40mm munition. Operating expenses for the period increased due to selected impairment charges, corporate headcount growth, and compliance-related costs following the Company's listing on the Nasdaq. The Company has in parallel implemented cost reductions through the elimination of consultant fees and greater focus on its R&D spending.

"Our strategy is to pursue and win large defense contracts with prime defense contractors for programmatic revenue visibility several years out, while at the same time exploiting book-and-ship business in the public safety market where it is possible to drive sales and where the sales cycle is typically shorter."

Results of Operations

In Canadian dollars	September 30, 2023	September 30, 2022
Revenue	$1,234,450	$721,519
Gross profit	(191,378)	184,784
Operating expenses
General and administrative	7,244,762	4,915,263
Selling and marketing	3,024,283	3,296,373
Research and development, net	1,644,565	2,064,493
Total operating expenses	11,913,610	10,276,129
Operating loss	(12,104,988)	(10,091,345)
Other income (expenses)
Total other income (expenses), net	2,798,628	(478,387)
Loss before income taxes	(9,306,360)	(10,569,732)
Income tax recovery
Defered tax recovery	-	49,442
Net loss	$(9,306,360)	$(10,520,290)
Net loss per share
Basic and diluted	$(2.28)	$(14.41)
Weighted average number of shares outstanding
Basic and diluted	4,082,275	730,302

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For Fiscal 2023, KWESST's net loss was $9.3 million, a decrease of 12% compared to the prior year due to increased other income.

Revenue

Total revenue increased by $0.5 million in the year compared to Fiscal 2022, mainly due to an additional $0.4 million generated from our digitization business line and $0.1 million from our non-lethal business line (driven from sale of ARWEN products).

The Company expects revenue to increase as it has formally received work tasks under the recently announced Canadian Government DSEF contract and has commenced hiring and staffing those requirements. Also, the Company has launched the first of its PARA OPS products, with first sales expected in early 2024 following the official launch at the 2024 Shot Show.

Gross Profit

As KWESST is in the pre-revenue stage for most product lines, it expects continued fluctuation in gross profit / margin during Fiscal 2024 as it ramps up anticipated revenue in the year.

Operating Expenses ("OPEX")

Total OPEX increased $1.6M (39%) due to the following factors:

• G&A increased by $2.3 million,(47%) increase in G&A primarily due to the impairment charge on the Phantom intangible asset, the retention bonus earned by our former CFO, an increase in salaries due to increase in corporate headcount and related compensation consistent with increased compliance requirements and associated risk from the Nasdaq listing, higher consulting fees and other compensation relating to key personnel in the non-lethal business line. Additionally, the Company incurred an increase in D&O insurance, professional fees, and compliance costs due to KWESST's Nasdaq listing in December 2022 and subsequent regulatory filing compliance.

• S&M decreased by $0.3 million, or 8%, primarily due to a $0.4 million decrease in share-based compensation expense, coupled with lower U.S. business development consulting costs in Fiscal 2023. This was partially offset by an increase in tradeshow spend to promote our products and consulting fees.

• R&D decreased by $0.4 million, or 20%, primarily due to $0.2 million decrease in share-based compensation expense in Fiscal 2023 in comparison to the prior year. R&D expenses further decreased due to reallocating most of our engineering resources to deliver on customer contracts. The related costs are reported as part of cost of sales (for delivered performance obligations to customers) and work-in-progress inventories. These costs included an increase in payroll costs due to the strong local demand for skilled, experienced engineers.

Other income (expenses), net

For Fiscal 2023, our total other income was $2.8 million, compared to total other expenses of $0.5 million. The change in other income (expenses), net was driven mainly by the $5.8 million favorable change in fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at September 30, 2023, driven by a decrease in the underlying common share price on September 30, 2023. This was partially offset by $2.0 million in Share Offering Costs relating to the two equity financings completed by the Company in fiscal 2023 and other minor increases.

Condensed Balance Sheet

	September 30,	September
In Canadian dollars	2023	30, 2022
ASSETS
Cash and cash equivalents	$5,407,009	$170,545
Other Current Assets	1,435,065	$1,345,848
Current assets	6,842,074	1,516,393
Non-current assets	4,916,758	5,807,070
Total Assets	$11,758,832	$7,323,463
Accounts payable and accrued liabilities	$1,649,876	$4,459,481
Other Current Liabilities	$4,733,759	$2,466,399
Current liabilities	6,383,635	6,925,880
Total Liabilities	7,823,212	8,326,354
Total Shareholders' Equity (Deficit)	3,935,620	(1,002,891)
Total Liabilities and Shareholders' Equity (Deficit)	$11,758,832	$7,323,463

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Major Highlights - Year ended September 30, 2023 ("Fiscal 2023")

The following is a summary of major highlights that occurred during Fiscal 2023:

• On November 2, 2022, the Company received its first Battlefield Laser Defense Systems ("BLDS") order for an overseas NATO customer, valued at USD$330,000 for the provision of four BLDS to be delivered in fiscal 2023.

• At the 2023 SHOT Show held in Las Vegas, U.S from January 17th to 20th, 2023, KWESST showcased its new PARA OPS Professional Series launchers and non-lethal cartridges for law enforcement and its ARWEN 37mm non-lethal launcher.

• On May 2, 2023, we announced that The Canadian Department of National Defence ("DND") awarded a CAD $136 million dollar five-year defense contract to the JV Group (KWESST, Akkodis (formerly MODIS) Canada and Thales Canada for specialized software development and maintenance (the "DSEF" program). The Company has estimated that the value of work it will perform over the 5-year term will be a minimum of CAD $4 million on average per year. The timing and extent of work performed (and therefore revenue) is at the customer's discretion and based on the issuance of task orders under the agreement as well as agreement with the JV partners on the division of tasks. The DSEF program is now ramping up and KWESST has filled 5 of the 11 positions at the end of fiscal Q1 2024. Once the full transition is complete, the Company expects that further work tasks related to certain risk reduction activities, and mostly focused on the specialized capabilities of KWESST will begin to be issued. This would further increase the Company's annualized revenue on the contract, the extent of which can only be estimated once the task orders are issued.

• On May 30, 2023 we announced that Sean Homuth would be appointed as Chief Financial Officer and Chief Compliance Officer effective June 12, 2023. Mr. Homuth was subsequently appointed Chief Executive Officer, as announced after the 2023 Fiscal Year End on November 27. It was also announced on November 27th that Kris Denis, Controller, would assume the roles of Interim Chief Financial Officer and Chief Compliance Officer.

• On July 25, 2023, KWESST announced the filing of a U.S. patent application for the core module of its next-generation BLDS, branded "BLaDE" and that we plan to make the BLaDE module available as a plug-and-play offering to third-party OEMs for incorporation into their new and legacy electro-optical systems on armored vehicles. Commercialization of the BLaDE technology remains a future project.

• In August, we shipped a prototype BLDS system to a NATO country customer for test and evaluation. Completion of the contract requires activation of certain capabilities designed into the system, notably a software bridge from the hardware sensors to a standard threat library of laser signatures, which is underway.

• On December 6, 2023 we announced the appointment of General (Retired) Rick Hillier to KWESST's board of directors. General Hillier formerly served as Canada's Chief of Defence Staff (CDS) and led Canada's mission in Afghanistan. He Chairs the Strategic Advisory Council to Ukrainian President Zelensky, which includes notable generals and senior officers from the U.S. and other countries.

For further information, please contact:

Kris Denis, Interim Chief Financial Officer and Chief Compliance Officer
+1 (613) 250-9752

denis@kwesst.com

Sean Homuth, President and CEO
+1 (613) 863-1255
homuth@kwesst.com

Jason Frame, Investor Relations
+1 (587) 225-2599
frame@kwesst.com

About KWESST

KWESST (NASDAQ: KWE) (NASDAQ: KWESW) (TSXV: KWE) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada, with representative offices in London, UK and Abu Dhabi, UAE.

Forward-Looking Statements

This press release may contain certain information that may constitute "forward-looking statements" and "forward looking information" (collectively, "forward-looking statements") within the meaning of U.S. and Canadian securities laws. The forward-looking statements contained herein include statements about the timing for filing of the Company's annual financial statements in respect of its year ended September 30, 2023, its management discussion and analysis relating to its annual financial statements, its Form 20-F and the CEO and CFO certifications.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks, uncertainties, assumptions and factors include, amongst others, the results of the ongoing analysis by the Company of the overestimation of its resource and reserve and the timing of an updated technical report.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of newinformation, future events or otherwise, except as required by law.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

"Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

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